UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 8)*

____________

INNOVIVA, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45781M101
(CUSIP Number)

Victoria A. Whyte
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
England
Telephone: +44 (0)208 047 5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2021
(Date of Event Which Requires Filing of This Statement)

____________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45781M101	Page 2

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). GlaxoSmithKline plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,005,260
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,005,260
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,005,260[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	Shares of Common Stock are held of record by Glaxo Group Limited, an indirect wholly owned subsidiary of the Reporting Person.
2	Based on 101,391,634 shares of the Issuer’s Common Stock outstanding as of October 19, 2020, as reported in the Issuer’s Form 10-Q - Quarterly Report for the period ending September 30, 2020, filed with Securities and Exchange Commission (the “SEC”) on October 28, 2020 (the “Quarterly Report”).

CUSIP No. 45781M101	Page 3

Explanatory Note

This Amendment No. 8 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on December 9, 2010 (as amended by Amendment No. 1 filed on April 2, 2012, Amendment No. 2 filed on May 16, 2012, Amendment No. 3 filed on August 1, 2013, Amendment No. 4 filed on November 4, 2014, Amendment No. 5 filed on August 25, 2016, Amendment No. 6 filed on April 13, 2017 and Amendment No. 7 filed on April 10, 2018, the “Schedule 13D” and as amended by this Amendment No. 8, the “Statement”) with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”) of Innoviva, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principle executive offices are located at 2000 Sierra Point Parkway, Suite 500, Brisbane, CA 94005.

GlaxoSmithKline plc is filing this amendment to amend and restate Item 4 in its entirety.

Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Person believes that the strategic partnership between the Issuer and Sarissa Capital Management LP (“Sarissa Capital”) entered into on December 11, 2020, and the significant investment by the Issuer of cash (that would otherwise be available for distributions to stockholders) into an investment fund managed by Sarissa Capital, and to pay fees to Sarissa Capital to manage such cash, creates or may create actual or potential conflicts of interest for certain members of the Issuer’s board of directors. The Reporting Person believes that the Issuer should establish a standing committee of truly independent directors to ensure transparent governance, reporting and management of the Issuer’s capital allocation. The Reporting Person believes that this committee must be evidently independent and have clearly defined accountability and reporting to address the interdependencies between the Issuer and Sarissa Capital. Furthermore, the Reporting Person believes that the Issuer should formulate and report a clear and visible path towards returning capital to its owners in the short to medium term, consistent with the expectations and disclosures of the Issuer at the time of the Issuer’s separation from its operating business, Theravance Biopharma, Inc. (“Theravance Biopharma”). The Reporting Person does not believe that it is in the interests of all shareholders to recreate a new operating company, reversing the improvements in the cost base achieved over the last several years.

The Reporting Person has also noted that on October 6, 2020, Theravance Biopharma initiated an arbitration against the Issuer, challenging the Issuer’s authority as manager of Theravance Respiratory Company, LLC (“TRC”), a subsidiary of the Issuer, to cause TRC to pursue non-Trelegy related investment opportunities. The Reporting Person views the pursuit of such investment opportunities on behalf of TRC to be contrary to the intentions of the parties at the time of the separation, and continued engagement in costly and time-consuming arbitration to enable such investments to be contrary to its objective of maximizing the value of its investment.

Consequently, the Reporting Person is reviewing and intends to continuously review its investment in the Issuer and, as a result, the Reporting Person may communicate with the board of directors of the Issuer, members of management of the Issuer, other current or prospective stockholders of the Issuer, contractual counterparties of the Issuer and its subsidiaries, industry analysts, investment and financing professionals, and/or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work, potentially in conjunction with management and the board of directors of the Issuer, with a view to maximizing the value of its investment and potentially bringing about changes with respect to such matters, as well as pursuing plans or proposals relating thereto. These communications may also include discussion relating to the Reporting Person’s existing contractual agreements with the Issuer and its subsidiaries, subject to applicable confidentiality obligations. Without limiting the foregoing, the Reporting Person may communicate its views with respect to the current or future dividend and investment policies of the Issuer and its subsidiaries, related party transactions undertaken by the Issuer and its subsidiaries, and any business or operational plans or actions of the Issuer and its subsidiaries, including in light of recent announcements by the Issuer. The Reporting Person may enter into appropriate confidentiality agreements in connection with any such communications which may contain customary terms for communications of this kind.

CUSIP No. 45781M101	Page 4

The Reporting Person may seek to sell, exchange or otherwise transfer or dispose of some or all of the Issuer’s securities from time to time, may seek to hedge or enter into other derivative instruments with respect to the Issuer’s securities and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. The Reporting Person from time to time also may seek to make changes to the contractual agreements with the Issuer and its subsidiaries. Any such transactions or changes that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the communications described above, the price and availability of the Issuer’s securities, developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Person, developments relating to the products subject to the contractual agreements with the Issuer, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person.

In addition, the Reporting Person may consider any one of the following based on factors relevant at the time: (a) changes in the present board of directors or management of the Issuer, including proposing one or more director nominees, or abstaining or voting against any directors; (b) a material change in the present capitalization or dividend policy of the Issuer; (c) an extraordinary corporate transaction, such as a merger, acquisition, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (d) any other material change in the Issuer’s business or corporate structure; (e) changes in the Issuer’s certificate of incorporation or bylaws, making other shareholder proposals, calling special meetings of stockholders, abstaining or voting for or against certain matters voted upon by stockholders, or other governance changes or actions, including, without limitation, changes or actions relating to matters which may impede the acquisition of control of the Issuer by any person; or (f) any action similar to those enumerated above, including entering into any discussions, negotiations or agreements to take any of the foregoing actions, either alone or with other persons.

Other than as described in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person at any time and from time to time may review or reconsider and change its position and/or change its purpose, and there can be no assurance that the Reporting Person will take any of the actions set forth above. Similarly, the Reporting Person may develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions with advisors, the Issuer or other persons.

Item 5.   Interest in Securities of the Issuer.

The response set forth in Item 5 (a) and (b) of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)	GlaxoSmithKline plc beneficially owns 32,005,260 shares of Common Stock, which represents 31.6% of the 101,391,634 shares of Common Stock outstanding as of October 19, 2020, as reported in the Issuer’s Quarterly Report.

(b)	GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 32,005,260 shares of Common Stock described in Item 5(a) above.

CUSIP No. 45781M101	Page 5

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte Victoria A. Whyte Authorized Signatory

CUSIP No. 45781M101	Page 6

Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Charles Bancroft	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British & Indian
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr Laurie Glimcher	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

CUSIP No. 45781M101	Page 7

Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss
Sir Jonathan Symonds	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British

Corporate Executive Team
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Vaccines	Irish
Diana Conrad	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resoures	Canadian
James Ford	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President & General Counsel	British & US
Nick Hirons	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US

CUSIP No. 45781M101	Page 8

Schedule 1

Sally Jackson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications and CEO Office	British
Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Brian McNamara	184 Liberty Corner Road Warren NJ, 07059	Chief Executive Officer, GSK Consumer Healthcare	US
Luke Miels	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Pharmaceuticals	Australian
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Regis Simard	980 Great West Road Brentford Middlesex, England TW8 9GS	President Pharmaceutical Supply Chain	French & British
Karenann Terrell	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Digital and Technology Officer	Canadian
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer of ViiV Healthcare	British